Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

Allison Fumai

Partner

Allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 212 698 3599 Fax

February 25, 2026

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Samantha A. Brutlag

Re: Baron ETF Trust (the “Trust” or “Registrant”) (File No. 333-289683 and 811-24115)

To Whom It May Concern:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on December 10, 2025. The Registration Statement was filed for the purpose of adding composite performance information for the Baron SMID Cap ETF. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. For your convenience, we have restated the comments below followed by our responses. These changes are expected to be reflected in Post-Effective Amendment No. 5 to the Registration Statement, which will be filed via EDGAR on or about March 4, 2026. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

Comment 1.	Please include all funds mentioned in the registration statement in the EDGAR identifiers information in the 485B filing.

Response 1.	We acknowledge the comment and will address it accordingly.

Comment 2.	Please update performance charts and financial highlights for all Funds to include data through December 31, 2025.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	The Staff notes that Baron Global Durable Advantage ETF has changed from diversified to non-diversified, which should be considered as a material change. Please confirm that the Fund has received shareholder approval to make that change pursuant to Section 13 of the 1940 Act unless it hasn’t sold any shares yet since the Fund was recently launched.

February 25, 2026 Page 2

Response 3.	We confirm that Baron Global Durable Advantage ETF had not sold any shares when it changed its diversification status.

Comment 4.	The Staff notes that Baron Financials ETF is replacing its primary benchmark and should be considered as a material change. In the future, please indicate all material changes in the cover letter.

Response 4.	We acknowledge the comment.

Comment 5.	With respect to the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information,” please revise the section heading to more clearly indicate that this is not the performance of the Fund. For example, the heading could be revised to “Baron Capital Management, Inc. Composite Performance Information of Similar Accounts” or “Baron Capital Management, Inc. Prior Related Composite Performance Information.”

Response 5.	The disclosure has been revised accordingly.

Comment 6.	With respect to the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information,” please supplementally explain to the Staff if the Adviser has any substantially similar advisory accounts that have not been included and if so, why. If all such accounts have been included, please revise disclosure to affirmatively state that the table includes all substantially similar accounts of the Adviser and its affiliates.

Response 6.	We confirm the Adviser and its affiliates has no other substantially similar advisory accounts that have not been included and will revise the disclosure accordingly.

Comment 7.	The first paragraph of the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information” states that “Baron Capital Management, Inc. (“BCM”), an affiliate of BAMCO, Inc. (“BAMCO” or the “Adviser”), manages other accounts that have substantially similar investment goals, policies, and strategies…” Please replace “investment goals” with “investment objectives” if true. If not true, please explain any differences between the investment objectives of the Fund and the accounts in the composite and the Staff may have additional comments.

February 25, 2026 Page 3

Response 7.	We respectively acknowledge the comment; however, we believe “investment goals” is the appropriate terminology as it is used as the same concept as “investment objectives,” but as a broader term.

Comment 8.	The first paragraph of the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information” states that “[t]otal Fund expenses may be higher than fees reflected in net performance for the Composite.” Please revise to clearly state that net composite in the table reflects actual fees and expenses of the account including sales loads, rather than the fund expenses, and that if the Fund expenses are higher than those of the accounts, the Fund’s expenses would have lowered the performance shown).

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please explain to the Staff why it is appropriate to include only one account in the composite performance when the term composite may suggest more breadth to the prior performance than what is being shown.

Response 9.	We note that the Composite currently contains one account because the Adviser and its affiliates have only one account that has substantially similar investment goals, policies, and strategies as Baron SMID Cap ETF. We will revise the disclosure to clarify as appropriate.

Comment 10.	The third paragraph of the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information” states that “[t]he Fund’s return will be reduced by management fees.” Please revise to clarify that the management fee is a unitary fee that includes other expenses of the Fund.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	With respect to the section of the Prospectus entitled “Baron Capital Management, Inc. Composite Performance Information,” please update the composite performance chart to reflect performance through December 31, 2025.

February 25, 2026 Page 4

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please note that there are no fees reflected in the performance chart since net and growth returns are the same and revise the disclosure suggesting that there are account fees.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please represent supplementally to the Staff that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response 13.	We confirm that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai